February 5, 2016

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Goodrich Petroleum Corporation

Schedule TO-I (Offer to Exchange Existing Unsecured Notes)

Schedule TO-I (Offer to Exchange Existing Preferred Stock)

Each filed January 26, 2016

File No. 005-44491

Dear Mr. Hindin:

Set forth below are the responses of Goodrich Petroleum Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2016, with respect to the Schedule TO-I (Offer to Exchange Existing Unsecured Notes) and Schedule TO-I (Offer to Exchange Existing Preferred Stock), File No. 005-44491, filed with the Commission on January 26, 2016.

In connection with this response letter, we have filed an Amendment No. 1 to the Schedule TO-I (Offer to Exchange Existing Unsecured Notes) and an Amendment No. 1 to the Schedule TO-I (Offer to Exchange Existing Preferred Stock). As part of such amendments, we have also filed an Amended and Restated Offer to Exchange Existing Preferred Stock (the “Amended and Restated Preferred Stock Exchange Offer”) and an Amended and Restated Offer to Exchange Unsecured Notes (the “Amended and Restated Notes Exchange Offer” and together with the Amended and Restated Preferred Stock Exchange Offer, the “Exchange Offers”) as an exhibit to the corresponding Schedule TO-I.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise defined herein, all capitalized terms used here have the same meaning as in the Amended and Restated Notes Exchange Offer.

Securities and Exchange Commission

February 5, 2016

Schedule TO

1.	Please revise the reference in Item 10(b) as it appears that the Company actually does provide pro forma information in the Exchange Offers.

RESPONSE: We acknowledge the Staff’s comment and confirm that we have revised the reference in Item 10(b) for each of the Exchange Offers to incorporate by reference the pro forma information in the Exchange Offers.

Offer to Exchange Existing Unsecured Notes

General

2.	As appropriate, in response to the following comments, please make corresponding changes in the Offer to Exchange Existing Preferred Stock.

RESPONSE: We acknowledge the Staff’s comment and have made corresponding changes in the Amended and Restated Preferred Stock Exchange Offer as applicable.

3.	Refer to the disclosure on page 44 and elsewhere describing the additional shares of Common Stock that may be issued pro rata to holders who tender Existing Unsecured Notes if (i) the Minimum Unsecured Tendered Condition is met but less than all of the Existing Unsecured Notes are validly tendered and accepted for exchange or (ii) (a) if the Minimum Unsecured Preferred Condition is met but less than all of the shares of Existing Preferred Stock are validly tendered and accepted for exchange and (b) one or more of the Preferred Stock Amendment Proposals are not approved at the Special Meeting. Please advise how such contingent consideration, which will not be determined until after expiration of the Exchange Offers, would be consistent with the Company’s obligations under Exchange Act Rule 14e-1(b). In addition, please advise how the Offer to Exchange the Existing Unsecured Notes satisfies the Company’s obligation under Exchange Act Rule 13e-4(d)(1)(ii) to provide the information required by Schedule TO, including the information specified in Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation MA.

RESPONSE: We acknowledge the Staff’s comment and have amended the Exchanges Offers to remove the pro rata distribution and have provided a fixed exchange rate for the holders of the Unsecured Notes. As a result, we no longer include a contingent consideration based on the amount of non-tendered Existing Preferred Stock or other Existing Unsecured Notes. With these revisions, we believe that the Amended and Restated Notes Exchange Offer satisfies the Company’s obligation under Exchange Act Rule 13e-4(d)(1)(ii) by providing a fair and adequate summary fixed exchange rate for the holders of the Existing Unsecured Notes. We have provided the specific type and amount of consideration offered to such holders of the Existing Unsecured Notes as required by Item 4 and Item 1004(a)(1)(ii) of Regulation M-A.

Securities and Exchange Commission

February 5, 2016

Forward-Looking Statements, page ii

1.	We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in the Exchange Offers, future press releases or other communications relating to the Exchange Offers. Please also include disclosure in the Schedule TO and the Exchange Offers that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements that the Company makes in connection with the Exchange Offers, including forward-looking statements from the Company’s Form 10-K which are incorporated by reference into the Exchange Offers, as noted on page iv.

RESPONSE: We acknowledge the Staff’s comment and have removed the reference to the Private Securities Litigation Reform Act of 1995. We will refrain from referring to the safe harbor provisions in the Exchange Offers, future press releases or other communications relating to the Exchange Offers. We have also included disclosure in each Schedule TO and the Exchange Offers that states that the safe harbor provisions contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements that the Company makes in connection with the Exchange Offers, including forward-looking statements from the Company’s Form 10-K, which are incorporated by reference into the Exchange Offers. Please see page ii of the Amended and Restated Preferred Stock Exchange Offer and page ii of the Amended and Restated Notes Exchange Offer.

2.	We also note the disclaimer in the first paragraph of this section regarding the Company’s obligation to update any forward-looking statements. This disclaimer is inconsistent with the Company’s obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

RESPONSE: We acknowledge the Staff’s comment and have removed the disclaimer in the first paragraph on page ii of the Amended and Restated Preferred Stock Exchange Offer and page ii of the Amended and Restated Notes Exchange Offer regarding the Company’s obligation to update any forward-looking statements. We will refrain from using such statements in all future communications relating to the Exchange Offers.

Purpose of the Recapitalization Plan..., page 8

3.	Please revise the disclosure regarding the LTIP Amendment and Retention Awards to provide holders with greater detail regarding the magnitude of potential dilution that may result from the Recapitalization Plan.

Securities and Exchange Commission

February 5, 2016

RESPONSE: We acknowledge the Staff’s comment and revised the disclosure regarding the LTIP Amendment and Retention Awards to provide holders with greater detail regarding the magnitude of potential dilution that may result from the Recapitalization Plan. Please see the cover page and page 9 of the Amended and Restated Preferred Stock Exchange Offer and the cover page and page 9 of the Amended and Restated Notes Exchange Offer.

4.	Please revise the disclosure to confirm that the disclosure regarding the pro forma effects of the Recapitalization Plan discussed on pages 9 through 12 includes the issuances of the Retention Awards.

RESPONSE: We acknowledge the Staff’s comment and we have revised the disclosure relating to the pro forma effects of the Recapitalization Plan to clarify that it includes the issuances of the Retention Awards. Please see the cover page and pages 9 and 12 of the Amended and Restated Preferred Stock Exchange Offer and the cover page and pages 9 and 12 of the Amended and Restated Notes Exchange Offer.

Summary Consolidated Financial Data, page 40

5.	Please provide the disclosure required by Item 10 of Schedule TO. Specifically, please provide, if material, pro forma information disclosing the effect of the transaction on (i) the company’s earnings per share and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period and (ii) the company’s book value per share as of the date of the most recent balance presented. Refer to Item 1010(b)(2) and (b)(3) of Regulation M-A. Also provide the disclosure required by Item 1010(a)(4).

RESPONSE: We acknowledge the Staff’s comment and have updated the disclosure required under Item 10 of the Schedule TO to state that there are pro forma financials included in the Exchange Offers. We have disclosed the pro forma effect of the Exchange Offers, if consummated, on the Company’s (i) earnings per share and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period and (ii) book value per share as of the date of the most recent balance sheet presented. Please see pages 38, 41 and 42 of the Amended and Restated Preferred Stock Exchange Offer and pages 37, 40 and 41 of the Amended and Restated Notes Exchange Offer.

Conditions to the Exchange Offers, page 51

6.	The fourth bullet point of this section appears to suggest that a minimum of 50% of Existing Preferred Stock is a majority of the total outstanding shares of Existing Preferred Stock. Please advise or revise.

RESPONSE: We acknowledge the Staff’s comment and have revised the language to remove the clause “which is a majority of the total outstanding shares of Existing Preferred Stock.” Please see page 52 of the Amended and Restated Preferred Stock Exchange Offer and page 51 of the Amended and Restated Notes Exchange Offer.

Securities and Exchange Commission

February 5, 2016

7.	We note the disclosure in the second to last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

RESPONSE: We acknowledge the Staff’s comment and have amended the language concerning the Company’s right to waive certain conditions to any of the Exchange Offers in order to make it clear that (i) because of the cross-conditionality of the Exchange Offers, we will not be in a position to determine whether the requisite minimum conditions to each offer will have been met until the expiration of the respective Exchange Offers and (ii) in the event that we elect to waive the Minimum Unsecured Tender Condition or the Minimum Preferred Tender Condition (together, the “Minimum Participation Conditions”), we will (a) promptly inform holders as to any such waiver or waivers and indicate whether the Company intends to extend the Exchange Offers and, if applicable, (b) extend the Exchange Offers. If we elect to extend the Exchange Offers as a result of the failure of the Minimum Participation Conditions, the revised offers to exchange will provide a discussion of the conditions waived in the original Exchange Offers, the reason(s) for such waivers, and the new conditions to the revised offers to exchange. We will likewise revise the disclosure in the revised offers to exchange where appropriate to reflect the impact of such new conditions. We have revised the disclosure relating to our ability to waive the conditions to the Exchange Offers. Please see the revised disclosure on page 52 of the Amended and Restated Notes Exchange Offer and page 53 of the Amended and Restated Preferred Stock Exchange Offer.

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In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

February 5, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or requests for additional supplemental information to Steve Gill of Vinson & Elkins L.L.P. at (713) 758-4458.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Robert C. Turnham
Name:	Robert C. Turnham
Title:	President and Chief Operating Officer

Enclosures

cc:	Stephen M. Gill, Vinson & Elkins L.L.P.